

10027313

UNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

SEC
Mail Processing
ction

FEB 2 4 2010

Washington, DC
12

BB 2/26 R

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Morton Seidel & Company, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd., Suite 530
(No. and Street)

Beverly Hills, California 90211-2708
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas N. Tone   **(805)496-5474**
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

100 E Thousand Oaks Bl., #257, Thousand Oaks, CA 91360
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Arnold Seidel_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Morton Seidel & Company, Inc._____, as
of _____December 31,_____, 20_09___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____
Signature

Chairman of The Board
Title

2-19-10

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ cash flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONE, WALLING & KISSINGER
CERTIFIED PUBLIC ACCOUNTANTS

100 E. THOUSAND OAKS BLVD., SUITE 257, THOUSAND OAKS, CA 91360 PH 805-496-5474 FAX 805-495-1832

TO: The Board of Directors and Stockholders

We have audited the accompanying statement of financial condition of MORTON SEIDEL & COMPANY, INC. as of December 31, 2009, and the related statements of operations, cash flows, and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morton Seidel & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Tone, Walling & Kissinger

January 26, 2010.

-2-

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$270,921
Fixed assets, at cost, less accumulated depreciation of $77,793	31,143
Tax refund receivable	5,584
Deposit	3,280
	$310,928

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$964
Total liabilities	964

Stockholders' equity:

Common stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	242,512
Total stockholders' equity	309,964
	$310,928

See accompanying notes to the financial statements.

1. Significant Accounting Policies

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully disclosed basis. Possible operational risks may arise in the incorrect processing of a customer's transactions. Company management has placed the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from any one customer or group of related customers significant enough to negatively impact the Company should any one event, such as the loss of one customer, occur.

The preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Recognition of income

The Company, incorporated in California and a member of the Financial Industry Regulatory Authority (FINRA), uses the settlement date for income and expense recognition of commissions.

Fixed assets and depreciation

Fixed assets, primarily furniture, computer equipment and an auto, are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of from five to seven years.

Income taxes

Income taxes are provided on book income. Previously, the Company adopted *Statement of Financial Accounting Standards No. 109*, "Accounting for Income Taxes" (*SFAS No. 109*), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Such differences were immaterial and no deferred tax assets or liabilities are included in the accompanying financial statements.

<u>Investments</u>

The Company previously purchased warrants convertible into common shares in The NASDAQ Stock Market, Inc ("NASDAQ"). *SFAS No. 115* (as amended by *SFAS No. 133*) requires that all investments in equities be carried at estimated fair market value, if readily determinable. There were no investments carried during 2009.

2. Net Capital Requirements

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 8 to 1. As of year-end, the Company's net capital was $267,945 which was $217,945 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.004 to 1.

3. Commitments

The Company's offices are presently rented on a month-to-month basis. Rent expense, excluding parking, totaled $46,354 for the year.

4. Income taxes

Deferred income taxes, when applicable, are primarily the result of timing difference between financial statement and tax reporting, and are presently immaterial. The difference between the statutory rate (fifteen percent for taxable income below $50,000) and the actual rate, is the State tax and the non-deductible portion of entertainment expense.

As of January 1, 2009, the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not result in the change to any Statement of Financial Condition account as the Company is not aware of any significant uncertain tax positions. The Company's tax returns are not now under, nor have they been under any examination by any taxing authority for any open year

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF
FINANCIAL CONDITION

as of
December 31, 2009
together with
Independent Auditors' Report